SHIN CORPORATION

07027258

RECEIVED

2007 OCT 14 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 091/2007**

  Subject: Notification of the Resolution of Board of Directors Meeting regarding the execution of the Memorandum of Understanding to dispose an investment in subsidiary.

  Date: October 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

10/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 4, 2007

RECEIVED
2007 OCT 14 A 11:41

SH 091/2007

October 4, 2007

Subject: Notification of the Resolution of Board of Directors Meeting regarding the execution of the Memorandum of Understanding to dispose an investment in subsidiary

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors Meeting No.10/2007 of Shin Corporation Public Company Limited (SHIN) held on September 25, 2007 at 1.30 p.m. at the Board Room on the 3oth floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, the Board of Directors Meeting approved in principle to dispose all ordinary shares of Capital OK Company Limited (CAP OK) held by SHIN representing 99.99% of total paid-up capital of CAP OK to ACAP Advisory Public Company limited (ACAP) and ORIX Corporation (ORIX) (or subsidiary of ORIX) and to enter into the Memorandum of Understanding (MOU) with ACAP and ORIX or subsidiary of ORIX.

The transaction is classified as the acquisition and disposition of assets under: *Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, B.E. 2547*. The transaction size is not exceeding 15% of SHIN's net tangible asset and the Company is required to disclose the transaction to the Stock Exchange of Thailand. The details are as follows:

Date of transaction

The transaction will occur after
- ACAP obtains approval from its shareholders' meeting;
- ORIX or ORIX's subsidiary obtains approval from its board of directors
- The Company obtains approval from Board of Directors Meeting to enter into the Share Purchase Agreement

Parties involved

Purchasers:
- ACAP Advisory Public Company limited (ACAP) 50.99%
- ORIX Corporation (ORIX) (or subsidiaries of ORIX) 49.00%

Seller : SHIN Corporation Public Company Limited (SHIN)
The Purchasers and Seller are not related persons.

General Details of the Transaction

- SHIN will sell 99.99% of total CAP OK ordinary shares held by SHIN to ACAP at 50.99% and ORIX or subsidiaries of ORIX at 49.00%
- The Purchasers will acquire loan granted by SHIN to CAP OK of Baht 700 million or take responsibility to arrange repayment of such loan by CAP OK to SHIN in full

Details of the Transaction

Company's Name	Capital OK Company Limited (CAP OK)
Nature of business	Consumer finance business
Registered and Paid-up Capital	75,000,000 shares at par value of Baht 100 per share totaling Baht 7,500,000,000
Number of sold shares	74,999,994 shares representing 99.99% of CAP OK's registered and paid-up Capital

Total value of the Transaction

Baht 290 million for the sold shares or Baht 990 million if the value of loan granted by SHIN to CAP OK amounting to Baht 700 million is included.

Portion of SHIN's shareholding in CAP OK before the Transaction

SHIN holds 99.99% in CAP OK

Portion of SHIN's shareholding in CAP OK after the Transaction

-

Name of Directors before the transaction

1. Mr. Somprasong Boonyachai
2. Dr. Dumrong Kasemset
3. Mr. Arak Chonlatanon
4. Mrs. Suwimol Kaewkoon
5. Ms. Nidchanun Santhavesuk

Shareholding Structure of CAP OK before the Transaction

SHIN Corporation Public Company Limited 99.99%

Shareholding Structure of CAP OK after the Transaction

1. ACAP Advisory Public Company Limited 50.99%
2. ORIX Corporation or its subsidiary 49.00%

Total Value of the Transaction

SHIN will receive cash totaling Baht 990 million (including value of loan granted by SHIN to CAP OK of Baht 700 million)

The Value of Asset Disposed

- Book value of CAP OK as of June 30, 2007 and adjusted book value

	Baht million
- Book value of CAP OK as of June 30, 2007	1,280
- Estimated operating loss in the third quarter of 2007	(370)
- Capital increase	2,300
- Estimated impairment loss of portfolio (figure will be finalized before the execution of the Share Purchase agreement)	(1,500 - 2,000)
Adjusted book value	1,210 - 1,710

- Loan granted by SHIN to CAP OK of Baht 700 million which will be acquired by the Purchaser or paid in full by CAP OK to SHIN by the source of fund arranged by the Purchasers.

Valuation basis of the transaction

SHIN invited potential investors to offer the proposals to acquire CAP OK from SHIN. ACAP and ORIX offered the terms and conditions with the highest benefit to SHIN compared with other proposals.

Benefit to the Company

CAP OK is a non-core business of SHIN. Disposition of CAP OK will limit the loss from investment in CAP OK and future capital requirement.

The upcoming process

- Purchasers and Seller will negotiate and conclude the share purchase agreement within November 2007 (In the event that the parties cannot agree and conclude the Share Purchase Agreement, the parties are not obliged to execute the Transaction)
- Conditions of Purchasers before execution the Transaction
  - Approval from ACAP's Shareholders
  - Approval from board of directors of ORIX or ORIX's subsidiary
- The Share Purchase Agreement must be approved by SHIN's the Board of Directors

Other conditions

SHIN or third party will purchase from CAP OK all ordinary shares of Payment Solution Company Limited (PS) held by CAP OK before the execution of the Share Purchase Agreement (CAP OK owns 99.99% in PS). CAP OK will receive cash from sales of PS. However, as the value of this Transaction does not include value of cash that OK will receive

from sales of PS shares, ACAP and ORIX will return cash to SHIN equal to the amount of cash that CAP OK receives from the sales of PS to SHIN or third party.

In the event that SHIN is a person who purchases total sale shares of PS , SHIN will undertake to process in order to comply with *the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, B.E. 2547* and other related announcement.

We will inform to the SET and investors on the progress of the Transaction.

END